Exhibit 4.1

SETTLEMENT AGREEMENT

        This Settlement Agreement ("Agreement") is entered into between, on the one hand, ANDREW M. LASSAK ("Lassak"), and INDUSTRIAL SERVICES OF AMERICA, INC., a Florida corporation, ("ISA"), and HARRY KLETTER ("Kletter") (collectively ISA and Kletter, the "Defendants") this 5th day of May, 2006.

RECITALS:

        WHEREAS, Lassak has asserted demands and claims against ISA and Kletter, including, without limitation, a lawsuit in The Circuit Court Of The Nineteenth Judicial Circuit, In And For Martin County, Florida, Case No. 04-423-CA (including, without limitation, various iterations and related ancillary and antecedent proceedings, federal court removal and remand, etc., the "Lawsuit"); and

        WHEREAS, Lassak's demands and claims included demands and claims to vested rights, still in force, to purchase 240,500 (120,250 pre-split) shares of stock in ISA for $2.50 per share (the "Letter Agreement Options") and vested rights, still in force, to purchase 149,500 (74,750 pre-split) shares of stock in ISA for $6.00 per share (the "AML Options"), and further claimed demand and piggyback registration rights as well as cashless exercise rights with respect to such Letter Agreement Options and AML Options (together with any other claims to options or any equity or other right that Lassak has or may assert in ISA, "Equity Claims"); and

        WHEREAS, Defendants dispute Lassak's demands and claims in their entirety and deny any liability whatsoever for Lassak's demands and claims, including, without limitation, asserting that Lassak's prior options have expired or are invalid for various reasons; and

        WHEREAS, Except for the rights and obligations created and established in this Agreement and any demand or action to enforce this Agreement, Lassak and Defendants desire to settle all rights, claims, causes of action, demands, and damages of any kind, known or unknown, existing, or arising in the future, that were asserted, could have been asserted, or could be asserted between them relating to the Lawsuit, Equity Claims, and including any and all claims that were asserted, could have been asserted, or could be asserted by any Party or principal or affiliated entity thereof of this Agreement, their spouses, estate, executors, administrators, personal representatives, assigns, beneficiaries, insurees, subrogees, subrogors, representatives, principals, successors, affiliates, directors, officers, employees, attorneys, agents, or representatives, any combination of the above, or anyone acting on their behalf, against any other Party or any of the foregoing, whether or not yet formally pled before the Court in the Lawsuit (hereafter all of the foregoing "Claims").

AGREEMENT:

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which each party acknowledges, and the mutual promises contained herein, the Parties agree and covenant as follows:

1.	Recognition of Reduced Option; Deemed Exercise; Registration; Hedging.

	a.	Recognition of Reduced Option. Defendants agree that immediately, upon and by execution of this Agreement, that the AML Options shall become null and void, and recognize a valid and enforceable present option as a reduction of the amount of shares and exercise price of the Letter Agreement Options, vested in Lassak as follows: option to purchase Forty Thousand (40,000) shares of Common Stock of ISA at $1.25 per share, for a total of Fifty Thousand Dollars ($50,000, or the "$50,000 Exercise Consideration"), payable into and held in the trust account of McCarthy, Summers, Boboo, Wood, Sawyer & Perry, P.A. within five (5) business days of signing of this Agreement (with written confirmation of payment to Defendants' counsel, upon such payment). Such $50,000 Exercise Consideration shall be held in such escrow until ISA has filed a registration statement with the SEC as provided herein at which time the $50,000 shall be transferred to the escrow account at Atherton & Associates, LLC, but not released to ISA until the Forty Thousand (40,000) registered shares are delivered from Defendants to Lassak.

	b.	Deemed Effective Lassak Exercise. The Parties further agree that execution of this Agreement and tendering of the $50,000 Exercise Consideration, Lassak shall have met all requirements for exercise of the 40,000 shares.

	c.	Registration. Within twenty (20) business days following April 26, 2006, Defendants shall file a registration statement with request for expedited review on Form S-3 for the 40,000 shares with the Securities and Exchange Commission, and shall thereafter petition the SEC to obtain effectiveness of the registration process as soon as possible, and respond fully and quickly and amend the registrations statement to respond to all SEC comments and requests for changes and/or supplemental information. Within one business day of the registration becoming effective, ISA shall deliver to Lassak 40,000 registered shares and copies of any prospectus meeting SEC requirements for Lassak to immediately sell such shares without restriction into the open market. Defendants shall pay all costs of the registration and obtaining effectiveness, including legal fees and transfer agent cost. Defendants agree to keep the registration statement current until the earlier of (i) the date Lassak sells all shares delivered hereunder, or (ii) 12 months.

	d.	Hedging and Selling Shareholder Disclosures. Without in any way limiting the foregoing, Defendants shall, at least 5 days prior to filing of such registration statement with the SEC, provide to Lassak's counsel a draft of the proposed registration statement, and allow Lassak and its counsel reasonable changes to the disclosures regarding the selling shareholder (Lassak) therein. The Parties acknowledge that the market value of ISA's publicly traded Common Stock increased substantially just prior to the date of execution of this Agreement, and that such value was a material factor in Lassak's decision to settle the Claims and the Lawsuit upon the terms in this Agreement. Therefore, Lassak shall be permitted to engage in a variable prepaid forward contract, or other or similar arrangements to hedge against market risk, with respect to all or part of the underlying 40,000 shares. If Lassak enters any written agreement with respect to such arrangements, Lassak will immediately notify ISA and ISA will make appropriate disclosures in the registration statement and in the prospectus as footnotes to the Selling Shareholders disclosure table, regarding such arrangements, substantially similar to the following footnotes:

(1) Andrew M. Lassak has pledged ___________ shares under a variable prepaid forward contract and may, in the future, pledge additional shares under similar arrangements. The contract has a duration of _____. Upon expiration of the contract, Lassak must deliver an agreed settlement amount, which may be paid in cash, shares or a combination of the two.

(2) We do not know when, or in what amounts Andrew M. Lassak may offer shares for sales. He may elect not to sell nay or all of the shares offered by this prospectus, and we cannot estimate the number of shares that will be held by him after the offering. However, for purposes of this table, we have assumed that, after completion of this offering, none of the shares covered by this prospectus will be held y Mr. Lassak.

Except for the disclosures provided by Lassak, Defendants indemnify and hold Lassak harmless from any liability for any statement or omission in the registration statement or prospectus, whether pursuant to the Securities Act of 1933, as amended, or otherwise. Similarly, with respect to the disclosures (or omissions with respect to such disclosures) provided by Lassak to ISA in the registrations statement and prospectus, Lassak indemnifies and holds Defendants harmless from any liability related to such disclosures, whether pursuant to the Securities Act of 1933, as amended, or otherwise. Lassak acknowledges that ISA intends to file the registration statement following the filing of its Quarterly Report on Form 10-Q, and that ISA intends to make disclosures regarding the settlement in such 10-Q, however, ISA covenants only to make such minimum disclosures as are necessary to satisfy securities law requirements and to provide investors with an outlook regarding closure on the Claims, but not to make nay statements in such 10-Q or other subsequent public reports that are disparaging of Lassak.

2.	Dismissal of Lawsuit; Release; Effect of Non-Performance.

	a.	Dismissal of Lawsuit; Stay of Proceedings Pending Dismissal. Pursuant to this Agreement and in order to avoid further litigation against each other, simultaneously with the with the signing of the Agreement, the Parties shall execute and deliver to each other originals of a Stipulation to Dismiss with Prejudice, a Motion to Approve Settlement Agreement and proposed forms of Order dismissing the Lawsuit, approving the Settlement Agreement and retaining jurisdiction for enforcement of the Settlement Agreement as attached hereto as Exhibit A with respect to the Lawsuit. Defendants shall file such Stipulation and form of Order with the Court regarding the Lawsuit not later than one business day following the signing of this Agreement.

	b.	Release of Claims. Provided that each party performs the obligations in this Agreement, then the Parties hereby waive, release, and forever discharge all Claims against all other Parties or principal or affiliated entity thereof to this Agreement, their spouses, estate, executors, administrators, personal representatives, assigns, beneficiaries, insurees, subrogees, subrogors, representatives, principals, successors, affiliates, directors, officers, employees, attorneys, agents, or representatives, any combination of the above, or anyone acting on their behalf.

	c.	Effect of Non-Performance.

(1) By Lassak. If Lassak fails to deliver the $50,000 Exercise Consideration into and held in the trust account of McCarthy, Summers, Boboo, Wood, Sawyer & Perry, P.A. within (5) five business days following the date of this Agreement (with written confirmation of payment to Defendants' counsel, upon such payment) or fails to transfer the $50,000 to the escrow account of Atherton & Associates, LLC upon receipt of notice of filing of ISA's filing of a registration statement for the shares with the SEC, then all of the following shall apply: (i) Lassak shall forfeit all rights to any shares from Defendants; (ii) the Release of Claims in Section 1.1 herein shall be effective as to release Defendants from Claims, but shall not be effective to release Lassak from any Claims; and (iii) the Lawsuit shall be dismissed as contemplated in Section 2.e. of this Agreement.

(2) By Defendants. If Defendants fail to file a registration statement on Form S-3 for the 40,000 shares with the Securities and Exchange Commission within (20) business days from April 26, 2006, then, as Lassak's sole remedy, Defendants shall be liable to Lassak for $500 per day thereafter, until such time as the registration is filed, as liquidated damages. If the Defendants fail to deliver to Lassak 40,000 registered shares within one business day of the registration becoming effective, then, as Lassak's sole remedy, Defendants shall be liable to Lassak for $500 per day thereafter until such time as the shares are delivered.

3.	Attorneys' Fees. In the event litigation is brought to enforce this Agreement, the non-prevailing party shall be liable to the prevailing party for all attorneys' fees and costs to enforce the terms of this Agreement. Each party shall bear their own attorneys' fees and costs through the date of this Agreement.

4.	Integration. This Agreement constitutes the full agreement between the Parties relating to the subject of this Agreement, and the Parties acknowledge that there are no other agreements among them, written or oral, relating to the settlement that is the subject of this Agreement.

5.	Governing Law. This Agreement shall be construed according to Florida law, and the Parties irrevocably submit to the exclusive jurisdiction of The Circuit Court Of The Nineteenth Judicial Circuit, In And For Martin County, Florida for any and all disputes regarding the interpretation and enforcement of the terms of this Agreement.

6.	Construction. All Parties participated in drafting this Agreement, and this Agreement shall not be construed against the drafting Party of any particular provision.

7.	Severability. If any provision of this Agreement, as applied to any of the Parties or to any circumstance, shall be adjudged by any court to be void or unenforceable, the void or unenforceable provision shall be deemed severed from the Agreement and shall in no way affect any other provision in this Agreement, the application of such provision in any other circumstance, or the validity or enforceability of this Agreement as a whole.

8.	Counterparts and Facsimiles. Upon execution of this Agreement (which may be done on a facsimile copy to speed the settlement and release process), the terms of this Agreement may be executed in any number of counterparts, all the counterparts shall be deemed to constitute one instrument, and each counterpart shall be deemed an original.

9.	Understanding of Agreement. Each Party has read this Agreement and understands the contents thereof. Each Party hereby affirms that it agrees with each provision herein and has consulted with its independent counsel regarding the meaning of the terms of the Agreement.

EXECUTED AND AGREED TO THIS 5TH DAY OF MAY, 2006 BY:

/s/ Andrew M. Lassak
ANDREW M. LASSAK

INDUSTRIAL SERVICES OF AMERICA, INC., a Florida corporation

By: /s/ Harry Kletter
Printed Name: Harry Kletter C.E.O.
Title:C.E.O.

/s/ Harry Kletter
Harry Kletter